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Exhibit 3.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PPT VISION, INC.

        I, the undersigned, Joseph C. Christenson, the President of PPT Vision, Inc. (the "Company"), a corporation subject to the provisions of Chapter 302A of the Minnesota Statutes, known as the Minnesota Business Corporation Act, do hereby certify that the resolution hereinafter set forth was duly adopted by the affirmative vote of a majority of the shareholders present and entitled to vote on such matter at the Annual Meeting of the Shareholders of the Company held on March 19, 2002:

        RESOLVED, that Section 4.1 of the Company's Articles of Incorporation be and hereby is amended and replaced in its entirety with the following:

    "4.1) Authorized Capital Stock. The authorized capital stock of this corporation shall be Twenty Million (20,000,000) shares of Common Stock with $.10 par value per share and Ten Million (10,000,000) shares of Preferred Stock with no par value per share. In accordance with the Statutes of the State of Minnesota, the Board of Directors may subdivide the Common Stock and Preferred Stock into one or more series and may designate the relative rights and preferences of the different classes and series to the extent the relative rights and preferences of the different classes and series are not otherwise fixed in the Articles, including with respect to the Preferred Stock, the right to create voting, dividend and liquidation preferences greater than those of the Common Stock. All shares are to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine, in accordance with the statutes of Minnesota."

        IN WITNESS WHEREOF, I have subscribed my name this 19th day of March, 2002.

Joseph C. Christenson, President

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ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION OF PPT VISION, INC.